FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February 2002

JUPITERS LIMITED
ACN 010 741 045

9th Floor, Niecon Tower
17 Victoria Avenue
Broadbeach Queensland 4218
Australia

(Address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F of Form 40-F.

Form 20-F ✓ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______________.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

JUPITERS LIMITED
(Registrant)

Date: 28 February 2002

By: per [signature]
Name: Laurence M. Carsley
Title: Chief Financial Officer

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Jupiters
LIMITED

JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia
Telephone 07 5584 8900
Facsimile 07 5538 6315

CHANGE OF DIRECTORS

Following the announcement of the resignation of Scott LaPorta as Chief Financial Officer of Park Place Entertainment and his simultaneous resignation from the Board of Jupiters Limited, BI Gaming Corporation, a Founder of Jupiters Limited, has advised of the appointment of Mr Joseph Wallace as a Director of Jupiters Limited. Mr Wallace was previously the alternate Director for Mr Scott LaPorta.

The current proposal to defounder Jupiters Limited, announced on 20 February 2002, is due to complete on or around 11 April 2002. At that time both BI Gaming nominees to the Board of Jupiters Limited, Mr Joseph Wallace and Mr Michael Stirling, will cease to be Directors of Jupiters Limited.

For further information, please contact:
Laurie Carsley
Chief Financial Officer
Ph: (07) 5584 8900

28 February 2002

Jupiters Limited is a public listed company with interests in tourism, leisure and gaming. It owns Jupiters Casino on the Gold Coast and Treasury Casino in Brisbane, as well as holding an investment in and the management contract for the Townsville casino. In addition, the Company operates Keno in Queensland and New South Wales, online sportsbetting through Centrebet based in the Northern Territory and provides technology services . The Company is also a supplier of racing and gaming systems to licensed operators internationally. Jupiters Limited is based on the Gold Coast, Queensland, has over 19,000 shareholders and employs over 5,200 staff.

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